                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              ---------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 2)*


                            REALTY REFUND TRUST
                             (Name of Issuer)

              SHARES OF BENEFICIAL INTEREST WITHOUT PAR VALUE
                      (Title of Class of Securities)

                                 756125100
                              (CUSIP Number)

                              DAN Z. BOCHNER
                            1618 COTNER AVENUE
                       LOS ANGELES, CALIFORNIA 90025
                              (310) 479-1899
                  (Name, Address and Telephone Number of
         Person Authorized to Received Notices and Communications)

                             DECEMBER 26, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                      AMENDMENT NO. 2 TO SCHEDULE 13D
                                 Continued
CUSIP No. 756125100                                            Page 2 of 4 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    DAN Z. BOCHNER, ###-##-####

2   Check the Appropriate Box if a Member of a Group                   (a) /__/
    (See Instructions)
                                                                       (b) /__/


3   SEC Use Only

4   Source Of Funds (See Instructions)

    PF

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                          /__/

6   Citizenship or Place of Organization

    UNITED STATES OF AMERICA


    Number         |    7    Sole Voting Power
                   |
    of Shares      |         234,900 SHARES
                   |
    Beneficially   |    8    Shared Voting Power
                   |
    Owned By       |         0 SHARES
                   |
    Each           |    9    Sole Dispositive Power
                   |
    Reporting      |         234,900 SHARES
                   |
    Person         |    10   Shared Dispositive Power
                   |
    With           |         0 SHARES


11  Aggregate Amount Beneficially Owned by Each Reporting Person

    234,900 SHARES

12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                     /__/



13  Percent of Class Represented by Amount in Row (11)

    23.0 PERCENT

14  Type of Reporting Person (See Instructions)

    IN

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                      AMENDMENT NO. 2 TO SCHEDULE 13D
                                 Continued
CUSIP No. 756125100                                            Page 3 of 4 Pages


    This statement constitutes Amendment No. 2 to the Schedule 13D dated October 3, 1995 filed with the Securities and Exchange Commission by the undersigned in connection with his beneficial ownership of Shares of Beneficial Interest of Realty Refund Trust. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in said Schedule 13D.

Item 2.  Identify and Background

         (b) The address of the undersigned is 1618 Cotner Avenue, Los Angeles, California 90025.

Item 3.  Source and Amount of Funds or Other Consideration

         The total amount of funds or other consideration used in purchasing 234,900 Shares of Beneficial Interest beneficially owned by the undersigned was $1,546,929, all of which came from personal funds.

Item 4.  Purpose of Transaction

         The undersigned acquired the Shares of Beneficial Interest for investment and reserves the right to acquire additional Shares or to dispose of some or all of such Shares.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of Shares of Beneficial Interest beneficially owned by the undersigned is 234,900, which represents 23.0% of all of the outstanding Shares of Beneficial Interest of the Issuer.

         (c) The following table sets forth information with respect to all transactions by the undersigned in Shares of Beneficial Interest in the last 60 days:

          Date of Purchase         No. of Shares            Price
          ----------------         -------------            -----

              11/14/96                   300               $5.625
              11/27/96                   300               $5.500
              12/10/96                   200               $5.500
              12/16/96                   300               $5.500
              12/26/96                   600               $5.250


All of the above transactions occurred on the open market.

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                      AMENDMENT NO. 2 TO SCHEDULE 13D
                                 Continued
CUSIP No. 756125100                                            Page 4 of 4 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 30, 1996


                                  /s/ DAN Z. BOCHNER
                                  ---------------------------------------
                                  Dan Z. Bochner